

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

CORRECTED COPY

Mail Stop 4631

November 16, 2009

Via U.S. mail and facsimile

K. Douglas Ralph
Senior Vice President and Chief Financial Officer
Carpenter Technology Corporation
P.O. Box 14662
Reading, PA 19610

>   **Re: Carpenter Technology Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **File No. 1-5828**

Dear Mr. Ralph:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

(4) Patents and Licenses, page 3

1. In future filings, please disclose the duration of the intellectual property discussed in this section. Refer to Item 101(c)(iv) of Regulation S-K. In addition, we note the disclosure in the last sentence. Please clarify whether the expiration of any

group of patents or licenses may have a material impact on your business. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 29

2. We note the disclosure in the fifth paragraph regarding the credit facility covenants. In future filings, please expand the disclosure to briefly describe the other financial and restrictive covenants under the credit facility and provide the specific ratios with respect to the financial covenants. Please also disclose whether you were in compliance with these covenants as of the most recent practicable date. Please show us in your supplemental response what the revisions will look like.

3. In future filings, please discuss, to the extent applicable, the covenants and other restrictions under your long term debt disclosed in note 9 to your financial statements, providing specific ratios with respect to any financial covenants. Please also disclose whether you were in compliance with these covenants as of the most recent practicable date. Please show us in your supplemental response what the revisions will look like.

 (b) Exhibits, page 89

4. We note the revolving credit agreement filed as exhibit 10(R). It does not appear that you have filed the exhibits to this agreement on EGDAR. Please advise.

Definitive Proxy Statement on Schedule 14A filed September 14, 2009

Compensation Discussion & Analysis, page 18

Fiscal Year 2009 Compensation Strategy, page 19

5. We note the disclosure in the first bullet point that you target "[b]ase salary at the 50th percentile, target total cash compensation levels (consisting of base salary plus target annual cash bonus) at the 65th percentile and target total direct compensation (consisting of target total cash compensation plus the expected value of long-term incentives) at the 75th percentile of the Comparator Group and survey data." In future filings, please disclose where actual compensation levels for each of these compensation categories. Please show us in your supplemental response what the revisions will look like.

Base Salaries, page 21

6. In future filings, please expand the disclosure to describe the specific factors that resulted in the compensation awarded for each named executive officer. Please show us in your supplemental response what the revisions will look like.

Annual cash incentive bonuses, page 22

7. We note that you did not award any bonuses for fiscal 2009 because the performance goals were not achieved. However, it appears that your named executive officers have met the performance goals established in prior fiscal years and bonuses were awarded. In future filings, please ensure that you disclose the actual performance goals and, where they are met, the payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Long-Term Incentives, page 23

8. In future filings, please disclose in greater detail the factors considered by your compensation committee in determining the amount of equity-based compensation, in the aggregate and with respect to each type of equity-based compensation, to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

9. In future filings, please disclose the performance goals for the performance shares. Please also disclose the actual results for performance shares that were issued in prior fiscal years and vested in fiscal 2009, to the extent applicable. Please show us in your supplemental response what the revisions will look like.

10. We note that "the Committee made certain awards for fiscal 2009, outside of the Executive Stock Plan, that reflected its consideration of other performance factors." In future filings, please disclose which named executive officers received these awards and the amount, and the factors considered with respect to each award. Please show us in your supplemental response what the revisions will look like.

Audit Committee/Finance Report, page 42

11. We note the disclosure in the first paragraph that two of the four members of the committee are financial experts. In future filings, please identify the members who are financial experts. Refer to Item 407(d)(5)(i)(B) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Errol Sanderson at (202) 551-3746 or Andrew Schoeffler at (202) 551-3748 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director